UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


Check One: [X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR

For the period ended:  Fiscal Year Ended October 30, 1999
                       ----------------------------------

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the transition period ended:   N/A
                                 -------


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   N/A
                                               -------

______________________________________________________________________________

PART I  -  REGISTRANT INFORMATION


                              B.B. WALKER COMPANY
                            -----------------------
                            Full Name of Registrant

                             414 EAST DIXIE DRIVE
                     -------------------------------------
                     Address of Principal Executive Office

                               ASHEBORO, NC 27203
                            ------------------------
                            City, State and Zip Code

B.B. Walker Company
Form 12b-25

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):


     | (a) The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     | (b) The subject annual report, semi-annual report, transition report on
     |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof,
 [X] |     will be filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report or transition
     |     report on Form 10-Q, or portion thereof, will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to an unexpected winter storm which began Monday, January 24, 2000
(and which left up to a record 24 inches of snow in our central portion of North Carolina), Gov. James Hunt declared the State of North Carolina as a "state of emergency" on Tuesday, January 25, 2000. Not only have there been widespread, lengthy power outages in our area, but due to the impassable road conditions, the offices of B.B. Walker Company (the "Registrant") closed early on Monday, January 24, 2000 and have remained closed until Thursday, January 27, 2000. Therefore, as a result of power outages, severe weather, and poor road conditions, the Registrant's officers, outside auditors, and attorneys have not been able to review or discuss a final version of the Registrant's 10-K for fiscal year ending October 30, 1999, as was scheduled. Registrant expects to be able to complete and file its Form 10-K on or before its extended due date of Monday, February 14, 2000.

B.B. Walker Company
Form 12b-25

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                                 Vice President &
   Carey M. Durham            Chief Financial Officer      (336) 625-1380
   ---------------            -----------------------      ----------------
        Name                          Title                Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during
    the preceding 12 months (or for such shorter period that
    the registrant was required to file such reports) been
    filed?  If answer is no, identify report(s):  N/A           [X] Yes  [] No
                                                 -----


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last
    fiscal year will be reflected by the earnings statements
    to be included in the subject report or portion thereof?    [X] Yes  [] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of $592,000, or $.34 per share, for the fiscal year ended October 30, 1999 compared to net income of $75,000, or $.04 per share, for the fiscal year ended October 31, 1998, after considering tax benefits in 1998. Net sales for 1999 decreased approximately $2,917,000 (or 10%) from 1998 due to 95% import penetration into the U.S. footwear market, making it easier for foreign companies to enter the work shoe market and become formidable competition with their lower-priced goods.


                              B.B. WALKER COMPANY
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  JANUARY 27, 2000         By  CAREY M. DURHAM
      ----------------             ----------------------------------------
                                   Carey M. Durham
                                   Vice President & Chief Financial Officer